April 4, 2019

Athena Countouriotis
Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 225
San Diego, CA 92121

       Re: Turning Point Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed March 21, 2019
           File No. 333-230428

Dear Ms. Countouriotis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 21, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates Determination of the Fair Value of Common Stock, page 87

1. Please address the following regarding your June 2018 valuation and November 2018 stock option grants on page 6 of your March 26, 2019 response letter to our March 13,
       2019 comment letter:
         Tell us the date your valuation as of November 30, 2018 was prepared and received by the Company.
         Tell us how the Company considered this November 2018 valuation in valuing its
           November option grants for purposes of preparing their 2018 financial statements. If not, tell us why not.
 Athena Countouriotis
FirstName LastNameAthenaInc.
Turning Point Therapeutics, Countouriotis
Comapany NameTurning Point Therapeutics, Inc.
April 4, 2019
April 2 2019 Page 2
Page 4,
FirstName LastName
             Tell us whether there were any internal or external developments between November
             6, 2018 and November 30, 2018 that warranted a change in fair value of your common stock.
             Please more clearly reconcile for us the difference between your estimated grant date fair value for your November 6th to November 27th, 2018 option grants on page 5 of your letter compared to the $3.0432 purchase price for the Series D convertible preferred shares issued in October 2018. Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the November option grants.
             Please tell us the extent to which any of the Series D preferred shares were issued to unrelated third parties at arm's-length, at what price per share those shares were issued, and the reason for any difference in price between the Series D sold to related parties.
             Please quantify the results of each your OPM and PWERM methodologies in your
             November 2018 valuation.
             Clearly explain how your OPM and PWERM methodologies considered and reconciled to the $3.0432 price received for your Series D preferred stock.
             You disclose at the top of page F-19 that "The aggregate intrinsic values of options outstanding, vested and exercisable were calculated as the difference between the exercise price of the options and the estimated fair value of the Company's common stock of $1.93 per share as of December 31, 2018." However, according to your response, this price was not used to value any of the option grants during 2018. Please reconcile this apparent inconsistency.
             Tell us how you computed the weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2018 of $0.94 you disclose in the second paragraph on page F-19 and the $1.25 in the table on page F-18.


2. Please address the following regarding your November 2018 valuation and
         February 2019 stock option grants on page 6 of your your March 26, 2019 response letter to our March 13, 2019 comment letter:
           Please tell us the quantitative and any qualitative reasons your estimated grant date fair value for your February 2019 option grants on page 5 of your letter is so significantly different from the $3.0432 purchase price for the Series D convertible preferred shares.
           Please clearly reconcile for us the difference between your estimated grant date fair value for your February 2019 option grants on page 5 of your letter compared to the
             $3.0432 purchase price for the Series D convertible preferred shares issued in October
             2018.
           Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the November option grants.
           Please provide us with a clear explanation that bridges the gap between the values you assigned to each your November and February option grants compared to your
 Athena Countouriotis
Turning Point Therapeutics, Inc.
April 4, 2019
Page 3
          Preliminary Price Range. Tell us why you believe the inherent discount reflected in that comparison is appropriate.
          You indicate that you made additional progress in, and received favorable additional clinical data from, your ongoing Phase 1/2 clinical trial for your lead drug candidate, repotrectinib, on page 7 of your letter. Please provide the following:
          o   Tell us the date this additional favorable data was received.
          o Identify any other specific significant event(s) in your history that you believe are a factor in the significant increase between your November 2018 valuation and your
              Preliminary Price Range. Cross reference your response with related disclosure of these events in your filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Bonnie Baynes at (202) 551-4924 or Kevin Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dieter King at
(202) 551-8071
with any other questions.



                                                             Sincerely,
FirstName LastNameAthena Countouriotis
                                                             Division of
Corporation Finance
Comapany NameTurning Point Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
April 4, 2019 Page 3
cc:       Charles J. Bair, Esq.
FirstName LastName